Semiannual Report

MARCH 31, 2008

Waddell & Reed Advisors Municipal Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Municipal Bond Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Municipal Bond Fund, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2008



DEAR SHAREHOLDER:

A recent study by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point since the 1930s, when Waddell & Reed began operating. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing strong long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on Waddell & Reed Advisors Funds' operations for the six months ended March 31, 2008. For the period, the S&P 500 Index fell 12.47 percent while the Lehman Brothers Aggregate Bond Index rose 5.24 percent, led by U.S. Treasuries. Despite an uncertain environment for stocks, we grew as an organization.

We are very grateful for your support and your confidence in our ability to manage your assets. This, indeed, is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the Dust Bowl; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just a few years ago; record-setting commodity prices, and the high probability of a recession in the coming months.

The positives are more subtle: exports are booming; the overall job market in the U.S. is still relatively healthy; farmers are enjoying great prices for corn, wheat and soybeans. Alternative energy and related technologies are booming and tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have seen so far in 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. We have the Fed's monetary policy system to thank for the substantial reductions in U.S. interest rates we have seen since September 2007. The Fed's moves have been designed to help offset a huge contraction of financial credit.

Still, even with lower rates, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at March 31, 2008 is not in as good a shape as it was six months earlier. Inflation, oil prices and the unemployment rate are higher. Economic growth is weak.

Economic Snapshot		
	3-31-2008	9-30-2007
U.S. unemployment rate	5.10%	4.70%
Inflation (U.S. Consumer Price Index)	4.00%	2.80%
U.S. GDP	0.60%	3.90%
30-year fixed mortgage rate	5.63%	6.28%
Oil price per barrel	$101.58	$81.66

All government statistics shown are subject to periodic revision.

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas grade crude.

As we look ahead, we recommend some caution, as we believe that the range of financial outcomes this year for investors is wide. Whoever holds the reins of power in Congress and the White House after the November general election will have many long-term structural issues to address that are likely to have important economic, investment and tax implications. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future.

Our commitment

As investment managers, we are always mindful that we are managing other people's money. In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

MUNICIPAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2008.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,015.10	0.95%	$4.84
Class B.	1,000	1,009.00	1.87	9.44
Class C	1,000	1,009.00	1.90	9.54
Class Y**	1,000	1,019.60	0.84	4.24
Based on 5% Return[2]				
Class A.	$1,000	$1,020.23	0.95%	$4.85
Class B.	1,000	1,015.63	1.87	9.47
Class C	1,000	1,015.52	1.90	9.57
Class Y**	1,000	1,020.79	0.84	4.24

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2008, and divided by 366.

**Class closed to investment.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF MUNICIPAL BOND FUND

Portfolio Highlights

On March 31, 2008, Waddell & Reed Advisors Municipal Bond Fund, Inc. had net assets totaling $510,068,752 invested in a diversified portfolio.

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



■	Prerefunded ETM Bonds	$11.93
■	Hospital Revenue Bonds	$10.50
■	Airport Revenue Bonds	$10.09
■	State General Obligation Bonds	$ 9.50
■	Other Municipal Bonds[1]	$ 8.63
■	City General Obligation Bonds.	$ 7.11
■	Public Power Revenue Bonds	$ 6.39
■	Special Tax Bonds	$ 6.07
■	Lease/Certificate of Participation Bonds . .	$ 5.86
■	Housing Revenue Bonds	$ 5.46
■	Education Revenue Bonds.	$ 4.09
■	Water and Sewer Revenue Bonds.	$ 3.98
■	Transportation Revenue Bonds	$ 3.92
■	Miscellaneous Municipal Bonds	$ 3.16
■	Student Loan Bonds.	$ 2.79
□	Cash and Cash Equivalents.	$ 0.52

(1)Includes $0.81 County General Obligation Bonds, $0.53 County Revenue Bonds, $1.65 Industrial Development Revenue/Pollution Control Bonds, $0.77 LifeCare/Nursing Center Revenue Bonds, $1.37 Resource Recovery Bonds, $0.68 Sales Revenue Bonds, $1.41 School General Obligation Bonds and $1.41 Utility Revenue Bonds.

Quality Weightings

On March 31, 2008, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



■	AAA	61.50%
■	AA	16.40%
■	A	7.54%
■	BBB	9.03%
■	BB	0.05%
■	Below BB	1.19%
■	Non-rated	3.77%
□	Cash and Cash Equivalents	0.52%

Ratings reflected in the wheel are taken from Standard & Poor's and Moody's.

The Investments of Municipal Bond Fund

March 31, 2008   *(Unaudited)*

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 3.10%		
Arizona Educational Loan Marketing Corporation (A Nonprofit Corporation Organized Pursuant to the Laws of the State of Arizona), 2001 Educational Loan Revenue Bonds, 2001 Senior Series 2001A–2 Bonds, 4.95%, 3–1–09	$5,000	$ 5,121,900
Arizona Health Facilities Authority, Hospital Revenue Bonds: John C. Lincoln Health Network, Series 2000, 6.875%, 12–1–20	2,500	2,835,650
Phoenix Children's Hospital, Series 2007C, 3.96%, 2–1–42 (A)	2,375	2,280,119
City of Phoenix Civic Improvement Corporation, Senior Lien Airport Revenue Bonds, Series 2002B (AMT), 5.75%, 7–1–14	2,000	2,109,680
Arizona Tourism and Sports Authority, Tax Revenue Bonds (Multipurpose Stadium Facility Project), Series 2003A, 5.375%, 7–1–19	1,120	1,251,600
Certificates of Participation (Arizona State University Projects), Series 2002, Evidencing the Proportionate Interests of the Owners Thereof in Lease Payments to be Made Pursuant to a Lease-Purchase Agreement by the Arizona Board of Regents, as Lessee for the Benefit of Arizona State University, 5.375%, 7–1–13	1,000	1,096,870
Certificates of Participation, Series 2002A, Evidencing Proportionate Interests of the Owners Thereof in Lease Payments to be Made By the State of Arizona (Acting by and Through the Director of the Department of Administration), as Lessee for Certain Real and Personal Property, 5.5%, 5–1–13	1,000	1,096,060
		15,791,879
Arkansas – 0.16%		
Arkansas Development Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2003 Series D (AMT), 5.3%, 7–1–24	790	**792,046**

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

March 31, 2008   *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California – 16.13%		
State of California:		
Various Purpose General Obligation Bonds:		
5.25%, 2–1–19	$7,000	$ 7,343,770
5.0%, 2–1–22	7,000	7,116,200
5.5%, 4–1–28	2,535	2,871,420
5.25%, 2–1–14	2,000	2,156,580
5.25%, 11–1–21	1,000	1,043,110
5.5%, 4–1–28	325	368,131
5.5%, 4–1–28	135	152,522
5.5%, 4–1–28	5	5,165
General Obligation Bonds,		
6.0%, 2–1–15	3,000	3,387,690
Department of Water Resources, Central Valley Project,		
Water System Revenue Bonds, Series X,		
5.5%, 12–1–16	1,000	1,129,920
The Regents of the University of California:		
General Revenue Bonds, 2003 Series A,		
5.125%, 5–15–19	5,000	5,248,300
Hospital Revenue Bonds (UCLA Medical Center):		
Series 2004 B:		
5.5%, 5–15–20	2,555	2,900,283
5.5%, 5–15–20	1,500	1,599,990
Golden State Tobacco Securitization Corporation:		
Tobacco Settlement Asset-Backed Bonds, Series		
2003A–1 (Fixed Rate),		
6.75%, 6–1–39	4,800	5,557,488
Enhanced Tobacco Settlement Asset-Backed Bonds,		
Series 2003B,		
5.375%, 6–1–28	2,000	2,116,260
The Metropolitan Water District of Southern California,		
Water Revenue Bonds, 2003 Authorization, Series B–2,		
5.0%, 10–1–27	5,000	5,069,450
Foothill/Eastern Transportation Corridor Agency, Toll Road		
Refunding Revenue Bonds, Series 1999, Capital		
Appreciation Bonds,		
0.0%, 1–15–17	7,500	4,803,300

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California (Continued)		
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A:		
5.5%, 8–1–29	$3,755	$ 4,278,297
5.5%, 8–1–29	45	46,698
Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California),		
5.25%, 8–1–22	3,500	3,937,780
Southern California Public Power Authority, Multiple Project Revenue Bonds, 1989 Series,		
6.75%, 7–1–12	3,455	3,933,552
California Statewide Communities Development Authority, Hospital Revenue Certificates of Participation, Cedars-Sinai Medical Center, Series 1992,		
6.5%, 8–1–12	3,415	3,571,714
Long Beach Bond Finance Authority, Tax Allocation Revenue Bonds (Downtown, North Long Beach, Poly High and West Beach Redevelopment Project Areas), 2002 Series A:		
5.375%, 8–1–15	1,585	1,754,294
5.375%, 8–1–15	920	976,138
Foothill – De Anza Community College District, Santa Clara County, California, Election of 1999 General Obligation Bonds, Series B,		
5.25%, 8–1–19	2,000	2,231,440
County of Sacramento, Airport System Revenue Bonds, Series 2002A (Non-AMT),		
5.25%, 7–1–16	2,080	2,221,461
Fremont Unified School District, Alameda County, California, Election of 2002 General Obligation Bonds, Series A,		
5.375%, 8–1–18	2,035	2,160,539
Department of Water and Power of the City of Los Angeles, Power System Revenue Bonds, 2003 Series B,		
5.125%, 7–1–19	2,000	2,106,340
City of Oceanside, 2003 Certificates of Participation (1993 Series A Refunding), City of Oceanside, Pursuant to a Lease with the Oceanside Public Financing Authority,		
5.0%, 4–1–10	1,140	1,195,792

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
California (Continued)		
San Mateo Union High School District (San Mateo County, California), Election of 2000 General Obligation Bonds, Series B Capital Appreciation Bonds,		
0.0%, 9–1–11	$1,000	$ 894,360
California Rural Home Mortgage Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series B, Class 5,		
6.35%, 12–1–29	50	50,287
Delta Counties Home Mortgage Finance Authority (California), Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 1998 Series A,		
5.2%, 12–1–14	35	35,056
		82,263,327
Colorado – 0.90%		
Colorado Department of Transportation, Transportation Revenue Anticipation Notes, Series 2002,		
5.25%, 6–15–10	2,000	2,120,040
City of Lafayette, Colorado, Acting by and through its Water Fund Enterprise, Water Revenue Bonds, Series 2003A,		
5.25%, 12–1–20	1,010	1,067,045
Highlands Ranch Metropolitan District No. 3, Douglas County, Colorado, General Obligation Bonds, Series 1999,		
5.3%, 12–1–19	1,000	1,050,600
Colorado Housing and Finance Authority, Single Family Program Senior and Subordinate Bonds, 2001 Series A–2 Senior Bonds,		
6.5%, 8–1–31	360	362,423
		4,600,108
Connecticut – 0.89%		
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A,		
5.5%, 1–1–14	4,510	4,515,502
District of Columbia – 0.41%		
Metropolitan Washington Airports Authority, Airport System Revenue Bonds, Series 2002A (AMT),		
5.5%, 10–1–10	2,000	2,108,460

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

March 31, 2008 *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Florida – 3.97%		
City of Coral Gables (Florida), Health Facilities Authority, Hospital Revenue Bonds (Baptist Health South Florida Obligated Group), Series 2004,		
5.25%, 8–15–24	$5,000	$ 5,598,200
The City of Miami, Florida:		
Special Obligation Non-Ad Valorem Revenue Refunding Bonds, Series 2002A,		
5.5%, 9–1–13	2,460	2,663,590
Limited Ad Valorem Tax Bonds, Series 2002 (Homeland Defense/Neighborhood Capital Improvement Projects),		
0.0%, 1–1–10	1,600	1,528,704
Broward County, Florida, Passenger Facility Charge/Airport System Revenue Convertible Lien Bonds, Airport System Revenue Bonds, Series 2001J–1 (AMT),		
5.75%, 10–1–18	2,870	2,994,242
Miami-Dade County, Florida, Aviation Revenue Bonds, Series 2002, Miami International Airport (Hub of the Americas),		
5.75%, 10–1–16	2,000	2,079,260
Greater Orlando Aviation Authority, Airport Facilities Revenue Bonds, Series 2002B (AMT),		
5.5%, 10–1–17	2,000	2,066,600
Hillsborough County Aviation Authority, Florida, Tampa International Airport, Revenue Bonds, 2003 Series B,		
5.0%, 10–1–20	2,000	2,005,700
The School Board of Palm Beach County, Florida, Certificates of Participation, Series 2002A,		
5.375%, 8–1–13	1,000	1,098,010
Housing Finance Authority of Lee County, Florida, Single Family Mortgage Revenue Bonds, Series 1999A, Subseries 2,		
5.0%, 9–1–30 (B)	190	190,391
		20,224,697
Georgia – 2.98%		
Municipal Electric Authority of Georgia, Project One Special Obligation Bonds, Fifth Crossover Series:		
6.4%, 1–1–13	6,925	7,699,630
6.4%, 1–1–13	860	953,250
6.4%, 1–1–13	75	82,708

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

March 31, 2008

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Georgia (Continued)		
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003,		
5.25%, 4–1–20	$4,000	$ 4,263,080
State of Georgia, General Obligation Bonds, Series 1998B,		
5.5%, 7–1–12	2,000	2,214,600
		15,213,268
Guam – 0.66%		
Guam International Airport Authority, General Revenue Bonds, 2003 Series C (AMT),		
5.375%, 10–1–20	3,305	3,389,410
Hawaii – 1.00%		
State of Hawaii, Airports System Revenue Bonds, Refunding Series 2001 (AMT),		
5.75%, 7–1–15	5,000	5,119,600
Illinois – 1.33%		
City of Chicago, Collateralized Single Family Mortgage Revenue Bonds, Series 2002C,		
5.6%, 10–1–34	1,630	1,641,720
School District Number 116, Champaign County, Illinois (Urbana), General Obligation School Building Bonds, Series 1999C,		
0.0%, 1–1–12	1,695	1,446,530
Village of Maywood, General Obligation Corporate Purpose Bonds, Series 2001C (Tax-Exempt),		
5.5%, 1–1–21	1,300	1,397,396
City of Belleville, Illinois, Tax Increment Refunding Revenue Bonds (Frank Scott Parkway Redevelopment Project), Series 2007A,		
5.7%, 5–1–36	1,500	1,302,750
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001,		
6.35%, 12–15–24	1,000	1,013,990
		6,802,386

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Indiana – 3.75%		
Indiana State Office Building Commission, Capitol Complex Revenue Bonds:		
Series 1990B (State Office Building I Facility),		
7.4%, 7–1–15	$8,000	$ 9,682,240
Series 1990A (Senate Avenue Parking Facility),		
7.4%, 7–1–15	4,775	5,778,991
City of Rockport, Indiana, Pollution Control Revenue Refunding Bonds (AEP Generating Company Project), Series 1995 B,		
4.15%, 7–1–25	3,500	3,648,750
		19,109,981
Iowa – 0.42%		
Iowa Finance Authority, Iowa State Revolving Fund, Revenue Bonds, Series 2001,		
5.5%, 8–1–16	2,000	**2,165,100**
Kansas – 1.52%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
2003 Series A–2,		
5.65%, 6–1–35	1,830	1,843,322
2002 Series A–5,		
5.55%, 12–1–33	1,500	1,466,175
2002 Series B–4,		
5.9%, 12–1–34	1,380	1,390,447
2004 Series A–4,		
5.625%, 6–1–36	855	870,039
2001 Series A–1 (AMT),		
6.3%, 12–1–32	420	423,163
City of Olathe, Kansas, Special Obligation Tax Increment Revenue Bonds (West Village Center Project), Series 2007,		
5.45%, 9–1–22	1,000	934,570
Unified Government of Wyandotte County/Kansas City, Kansas, Transportation Development District Sales Tax Revenue Bonds (NFM-Cabela's Project), Series 2006,		
5.0%, 12–1–27	940	818,543
		7,746,259
Kentucky – 0.41%		
Kenton County (Kentucky) Airport Board, Cincinnati/ Northern Kentucky International Airport, Revenue Refunding Bonds, Series 2002A,		
5.625%, 3–1–14	2,000	**2,085,600**

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Louisiana – 1.48%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds, 2005 Series A,		
5.0%, 5–1–26	$4,800	$ 4,851,120
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project),		
5.5%, 4–20–38	2,750	2,702,287
		7,553,407
Maryland – 0.39%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds – AMT),		
5.375%, 3–1–15	1,905	**2,008,841**
Massachusetts – 1.58%		
The Commonwealth of Massachusetts, General Obligation Bonds:		
Consolidated Loan of 2003, Series D,		
5.25%, 10–1–21	2,500	2,764,300
Consolidated Loan of 2002, Series C,		
5.5%, 11–1–10	2,000	2,153,520
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A,		
5.25%, 7–1–20	2,800	3,137,568
		8,055,388
Michigan – 1.04%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1),		
5.25%, 4–1–23	3,220	3,321,752
Board of Regents of Eastern Michigan University, General Revenue Refunding Bonds, Series 2002A,		
5.8%, 6–1–13	1,530	1,714,702
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A:		
5.625%, 9–1–10	135	136,582
5.625%, 9–1–10	110	112,782
		5,285,818

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Minnesota – 3.20%		
Minneapolis-St. Paul Metropolitan Airports Commission, Airport Revenue Bonds, Series 2001B (AMT):		
5.75%, 1–1–15	$5,000	$ 5,186,750
5.75%, 1–1–13	2,345	2,444,311
City of Rochester, Minnesota, Health Care Facilities Revenue Bonds (Mayo Foundation/Mayo Medical Center), Series 1992D,		
6.15%, 11–15–09 (A)	4,500	4,773,240
City of Minneapolis, Minnesota, General Obligation Convention Center Bonds, Series 2002,		
5.0%, 12–1–10	2,000	2,137,480
Housing and Redevelopment Authority of the City of Saint Paul, Minnesota, Health Care Facility Revenue Bonds, Series 2006 (Healthpartners Obligated Group Project),		
5.25%, 5–15–36	2,000	1,766,540
		16,308,321
Mississippi – 0.83%		
Mississippi Higher Education Assistance Corporation, Student Loan Revenue Bonds, Subordinate Series 1996-C:		
6.75%, 9–1–14	2,750	2,754,647
6.7%, 9–1–12	1,470	1,472,249
		4,226,896
Missouri – 4.90%		
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D (AMT),		
6.0%, 3–1–36	4,575	4,697,564
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue Bonds, Barnes-Jewish, Inc./Christian Health Services, Series 1993A,		
6.0%, 5–15–11	3,000	3,237,000
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project):		
5.9%, 3–1–24	2,300	2,207,126
5.375%, 3–1–10	990	1,004,741
Northwest Missouri State University, Housing System Revenue Bonds, Series 2003,		
5.5%, 6–1–19	2,650	2,839,925

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
Jackson County, Missouri, Tax Exempt Special Obligation Refunding & Improvement Bonds (Truman Medical Center Project), Series 2001A, 5.5%, 12–1–12	$2,000	$ 2,209,480
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004, 6.25%, 3–1–24	2,265	2,153,290
The Board of Education of the City of St. Louis, General Obligation Refunding Bonds (Missouri Direct Deposit Program), Capital Appreciation Bonds, Series 2002B, 0.0%, 4–1–10	2,000	1,894,720
State Environmental Improvement and Energy Resources Authority (State of Missouri), Water Pollution Control Revenue Refunding Bonds (State Revolving Fund Program – Master Trust), Series 2001B, 5.5%, 7–1–10	1,500	1,593,645
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds, City of Independence, Missouri, Eastland Center Project, Phase II, Series 2002B, 6.0%, 4–1–21	1,250	1,302,150
The City of St. Louis, Missouri, Airport Revenue Refunding Bonds, Series 2003A (Lambert-St. Louis International Airport), 5.25%, 7–1–18	1,000	1,060,490
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.5%, 10–1–31	705	637,115
5.55%, 10–1–36	190	170,094
		25,007,340
Nevada – 0.33%		
Las Vegas Convention and Visitors Authority, Nevada, Revenue Bonds, Series 1999, 6.0%, 7–1–14	1,385	1,466,576
Nevada Housing Division, Single Family Mortgage Bonds, 1998 Series A–1 Mezzanine Bonds, 5.35%, 4–1–16	195	195,673
		1,662,249

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Hampshire – 1.07%		
New Hampshire Health and Education Facilities Authority:		
Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
6.125%, 7–1–32	$1,755	$ 1,995,698
6.125%, 7–1–32	245	247,308
Revenue Bonds, Southern New Hampshire University Issue, Series 2003,		
5.375%, 1–1–34	1,500	1,355,925
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue Bonds, 2006 Series A (AMT),		
5.65%, 1–1–36	1,830	1,861,476
		5,460,407
New Jersey – 2.79%		
New Jersey Turnpike Authority, Turnpike Revenue Bonds, Series 2000 A,		
6.0%, 1–1–13	3,205	3,636,201
New Jersey Economic Development Authority, School Facilities Construction Bonds, 2004 Series I,		
5.25%, 9–1–24	2,250	2,520,922
County of Hudson, New Jersey, Refunding Certificates of Participation, Series 2002,		
6.0%, 12–1–10	2,110	2,292,642
New Jersey Transit Corporation payable solely from certain Federal Transit Administration Grants, Certificates of Participation, Series 2002A,		
5.5%, 9–15–13	2,000	2,191,680
The City of Newark in the County of Essex, New Jersey, General Obligation School Purpose Refunding Bonds, Series 2002,		
5.375%, 12–15–13	2,000	2,184,680
Casino Reinvestment Development Authority, Hotel Room Fee Revenue Bonds, Series 2004,		
5.25%, 1–1–23	1,350	1,412,492
		14,238,617
New Mexico – 1.80%		
City of Albuquerque, New Mexico, Airport Refunding Revenue Bonds, Series 2001 (AMT),		
5.375%, 7–1–15	3,365	3,510,503
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D (AMT),		
6.0%, 1–1–37	2,270	2,339,871

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

March 31, 2008 *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Mexico (Continued)		
New Mexico Educational Assistance Foundation, Student Loan Program Bonds, Second Subordinate 1996 Series A–3,		
6.75%, 11–1–08	$2,175	$ 2,200,926
San Juan County, New Mexico, Gross Receipts Tax Revenue Bonds, Subordinate Series 2001B,		
5.75%, 9–15–21	1,000	1,114,190
		9,165,490
New York – 12.03%		
The City of New York, General Obligation Bonds:		
Fiscal 2004 Series D:		
5.25%, 10–15–21	6,110	6,341,263
5.25%, 10–15–21	2,185	2,440,995
Fiscal 2005 Series B,		
5.25%, 8–1–12	5,000	5,381,600
Fiscal 2003 Series J:		
5.5%, 6–1–19	3,990	4,241,530
5.5%, 6–1–19	1,010	1,132,937
Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	3,000	3,185,370
Fiscal 2002 Series C,		
5.5%, 3–15–15	2,000	2,201,360
Fiscal 2003 Series A,		
5.75%, 8–1–14	2,000	2,170,780
New York City Transitional Finance Authority, Future Tax Secured Refunding Bonds, Fiscal 2003:		
Series A:		
5.5%, 11–1–26 (B)	5,000	5,347,300
5.25%, 11–1–10	1,000	1,071,330
Series D,		
5.25%, 2–1–19	3,000	3,192,780
Dormitory Authority of the State of New York:		
Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B,		
5.25%, 11–15–23	2,350	2,522,161
City University System, Consolidated Fourth General Resolution Revenue Bonds, 2001 Series A,		
5.5%, 7–1–17	2,000	2,182,520
State University Educational Facilities, Revenue Bonds, Series 1990B:		
7.5%, 5–15–11	775	854,205
7.5%, 5–15–11	650	699,263

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York (Continued)		
The Port Authority of New York and New Jersey, Consolidated Bonds:		
One Hundred Twenty-Seventh Series, 5.5%, 12–15–14	$3,000	$ 3,247,230
One Hundred Twenty-Sixth Series, 5.5%, 11–15–13	2,000	2,160,580
Metropolitan Transportation Authority, State Service Contract Refunding Bonds, Series 2002A, 5.75%, 7–1–16	3,000	3,408,270
Suffolk County Industrial Development Agency (New York), Civic Facility Revenue Bonds:		
Series 1999B (The Southampton Hospital Association Civic Facility), 7.625%, 1–1–30	2,255	2,213,576
Series 1999A (The Southampton Hospital Association Civic Facility), 7.25%, 1–1–20	980	969,945
New York City Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, Fiscal 2003, Series A, 5.375%, 6–15–14	2,000	2,167,940
Tobacco Settlement Financing Corporation (State of New York), Asset-Backed Revenue Bonds, Series 2003B–1C (State Contingency Contract Secured), 5.5%, 6–1–21	2,000	2,067,800
New York City, Health and Hospitals Corporation, Health System Bonds, 2002 Series, 5.5%, 2–15–13	1,000	1,088,680
New York State Thruway Authority, Highway and Bridge Trust Fund Refunding Bonds, Series 2002C, 5.25%, 4–1–10	1,000	1,055,380
		61,344,795
North Carolina – 1.39%		
North Carolina Eastern Municipal Power Agency, Power System Revenue Bonds, Refunding Series 2003 C, 5.5%, 1–1–14	3,000	3,236,700
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue Bonds, Series 2003A, 5.25%, 1–1–19	2,500	2,608,400
County of Cumberland, North Carolina, Hospital Facility Revenue Bonds (Cumberland County Hospital System, Inc.), Series 1999, 5.25%, 10–1–11	1,200	1,265,496
		7,110,596

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

March 31, 2008 *(Unaudited)*

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Ohio – 3.67%		
The University of Toledo (A State University of Ohio), General Receipts Bonds, Series 2002, 8.5%, 6–1–32 (A)	$5,000	$ 5,000,000
Ohio Housing Finance Agency, Residential Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2006 Series E (AMT), 5.375%, 3–1–37	4,000	3,999,040
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati), 5.0%, 12–1–30	3,850	3,859,471
County of Summit, Ohio, Various Purpose Bonds, Series 2002 (Limited Tax General Obligation), 5.75%, 12–1–14	1,710	1,932,728
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds, Series 2007A–2, 5.75%, 6–1–34	2,000	1,791,160
County of Cuyahoga, Ohio, Revenue Bonds, Series 2003A (Cleveland Clinic Health System Obligated Group), 6.0%, 1–1–21	1,000	1,066,420
County of Lorain, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Series 2001A (Catholic Healthcare Partners), 5.625%, 10–1–17	1,000	1,048,530
		18,697,349
Oklahoma – 1.41%		
Trustees of the Tulsa Municipal Airport Trust, Revenue Bonds, Refunding Series 2001B, 5.65%, 12–1–35	4,570	4,531,749
Oklahoma City Airport Trust, Junior Lien Tax-Exempt Bonds, Twenty-Seventh Series B (AMT), 5.75%, 7–1–16	1,490	1,549,883
City of Oklahoma City, Oklahoma, General Obligation Refunding Bonds, Series 2002, 5.0%, 3–1–10	1,060	1,108,930
		7,190,562

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Oregon – 0.74%		
State of Oregon:		
Department of Administrative Services, Refunding Certificates of Participation, 2002 Series B, 5.25%, 5–1–12	$3,000	$ 3,263,190
Housing and Community Services Department, Mortgage Revenue Bonds (Single-Family Mortgage Program), 1996 Series D, 6.375%, 7–1–27	535	536,000
		3,799,190
Pennsylvania – 3.11%		
Pennsylvania Higher Educational Facilities Authority (Commonwealth of Pennsylvania), Health Services Revenue Bonds (Allegheny Delaware Valley Obligated Group Project), Series A, 5.7%, 11–15–11	2,500	2,498,200
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series, 5.1%, 10–1–19	2,400	2,447,592
The Pennsylvania Industrial Development Authority, Economic Development Revenue Bonds, Series 2002, 5.5%, 7–1–14	2,000	2,185,240
Susquehanna Area Regional Airport Authority, Airport System Revenue Bonds, Series 2003A, 5.5%, 1–1–19	2,120	2,177,600
Health Care Facilities Authority of Sayre (Pennsylvania), Fixed Rate Hospital Revenue Bonds (Latrobe Area Hospital), Series A of 2002, 5.25%, 7–1–10	1,385	1,474,139
County of Butler (Commonwealth of Pennsylvania), General Obligation Bonds, Series of 2002, 6.0%, 7–15–10	1,330	1,431,399
Redevelopment Authority of the City of Philadelphia, Revenue Bonds (Beech, LLC Student Housing Complex at Temple University), Series 2003A, 5.5%, 7–1–35	1,500	1,306,035
Falls Township Hospital Authority, Refunding Revenue Bonds, The Delaware Valley Medical Center Project (FHA Insured Mortgage), Series 1992, 7.0%, 8–1–22	1,300	1,304,303
The Harrisburg Authority (Dauphin County, Pennsylvania), School Revenue Bonds, Series A of 2002 (The School District of the City of Harrisburg Refunding Project), 5.0%, 4–1–10	1,010	1,057,419
		15,881,927

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Puerto Rico – 4.50%		
Commonwealth of Puerto Rico, Public Improvement Refunding Bonds (General Obligation Bonds):		
Series 2003 C,		
5.0%, 7–1–18	$8,060	$ 8,095,948
Series 2004 A,		
5.25%, 7–1–21	5,740	5,799,753
Government Development Bank for Puerto Rico, Senior Notes, 2006 Series B,		
5.0%, 12–1–08	7,300	7,408,989
Puerto Rico Aqueduct and Sewer Authority, Revenue Bonds, Series A (Senior Lien):		
5.0%, 7–1–28	1,000	999,920
6.0%, 7–1–38	640	657,677
		22,962,287
South Carolina – 0.31%		
Anderson County Joint Municipal Water System, South Carolina, Waterworks System Revenue Bonds, Series 2002,		
5.5%, 7–15–13	1,445	**1,593,401**
South Dakota – 0.44%		
South Dakota Health and Educational Facilities Authority (Huron Regional Medical Center Issue), Revenue Bonds, Series 1994,		
7.3%, 4–1–16	2,000	**2,242,340**
Tennessee – 1.09%		
Volunteer State Student Funding Corporation, Educational Loan Revenue Bonds, Junior Subordinate Series 1993C Bonds,		
5.85%, 12–1–08	2,700	2,704,185
The Memphis and Shelby County Sports Authority, Inc., Revenue Bonds, 2002 Series A (Memphis Arena Project),		
5.5%, 11–1–13	2,000	2,217,740
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2006C,		
5.25%, 9–1–26	700	651,511
		5,573,436

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

(Unaudited)

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas – 6.11%		
Lancaster Independent School District (Dallas County, Texas), Unlimited Tax School Building Bonds, Series 2004,		
5.75%, 2–15–30	$6,000	$ 6,825,960
Cities of Dallas and Fort Worth, Texas, Dallas/Fort Worth International Airport:		
Joint Revenue Bonds, Series 2003A,		
5.5%, 11–1–19	5,000	5,047,500
Joint Revenue Improvement and Refunding Bonds, Series 2001A,		
5.875%, 11–1–17	1,280	1,292,442
Harris County Health Facilities Development Corporation, Thermal Utility Revenue Bonds (Teco Project), Series 2008:		
5.0%, 11–15–26	2,500	2,534,850
5.0%, 11–15–27	2,500	2,524,500
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds:		
Buckingham Senior Living Community, Inc. Project, Series 2007,		
5.75%, 11–15–37	3,000	2,495,160
Northwest Senior Housing Corporation – Edgemere Project, Series 2006A,		
6.0%, 11–15–36	1,500	1,421,580
Harris County, Texas, Tax and Subordinate Lien, Revenue Refunding Bonds, Series 2004B,		
5.0%, 8–15–32	2,500	2,708,450
Goose Creek Consolidated Independent School District, Unlimited Tax Refunding and Schoolhouse Bonds, Series 2002:		
5.75%, 2–15–17	1,070	1,160,340
5.75%, 2–15–17	980	1,083,694
City of Houston, Texas, Water and Sewer System, Junior Lien Revenue Forward Refunding Bonds, Series 2002B,		
5.75%, 12–1–16	2,000	2,243,040
Harris County-Houston Sports Authority, Senior Lien Revenue Bonds, Series 2001G,		
5.75%, 11–15–15	1,500	1,613,655
Dallas-Fort Worth International Airport Facility Improvement Corporation, American Airlines, Inc., Revenue Refunding Bonds, Series 2000A,		
8.5%, 5–1–29	225	225,090
		31,176,261

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Vermont – 0.36%		
Vermont Housing Finance Agency, Single Family Housing Bonds, Series 27 (AMT),		
5.5%, 11–1–37	$1,800	$ 1,823,994
Virginia – 1.32%		
Industrial Development Authority of the City of Roanoke, Virginia, Hospital Revenue Bonds (Carilion Health System Obligated Group), Series 2002A:		
5.75%, 7–1–14	2,225	2,425,317
5.5%, 7–1–17	2,000	2,135,220
Virginia Port Authority, Commonwealth Port Fund Revenue Bonds (2002 Resolution), Series 2002,		
5.5%, 7–1–15	2,000	2,160,480
		6,721,017
Washington – 5.20%		
Washington Public Power Supply System, Nuclear Project No. 1, Refunding Revenue Bonds, Series 1989B,		
7.125%, 7–1–16	8,200	10,205,720
State of Washington, Various Purpose General Obligation Bonds, Series 1990A,		
6.75%, 2–1–15 (C)	4,995	5,745,549
Energy Northwest, Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.75%, 7–1–16	4,500	4,916,295
Washington Health Care Facilities Authority, Revenue Bonds, Series 2007C (Virginia Mason Medical Center),		
5.5%, 8–15–36	2,910	2,796,801
Spokane Public Facilities District, Regional Projects, Spokane Public Facilities District, Hotel/Motel Tax and Sales/Use Tax Bonds, Series 2003,		
5.75%, 12–1–19	1,665	1,819,129
Port of Seattle, Revenue Bonds, Series 2001B (AMT),		
5.625%, 4–1–16	1,000	1,034,040
		26,517,534
West Virginia – 0.63%		
State of West Virginia, Infrastructure General Obligation Bonds, 1999 Series A (Non-AMT),		
0.0%, 11–1–13	4,000	3,215,920

See Notes to Schedule of Investments on page 27.

The Investments of Municipal Bond Fund

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Wyoming – 0.13%		
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004, 5.75%, 6–1–34	$ 675	$ 644,247
TOTAL MUNICIPAL BONDS – 99.48%		**$507,395,253**
(Cost: $491,663,926)		
SHORT-TERM SECURITIES		
Commercial Paper – 0.61%		
Construction Materials		
Black & Decker Corp., 3.4%, 4–1–08	3,115	**3,115,000**
Municipal Obligation – Taxable – 0.15%		
Colorado		
Colorado Educational and Cultural Facilities Authority, Variable Rate Demand Public Radio Revenue Bonds (Community Wireless of Park City, Inc. Project), Series 2003 (U.S. Bank National Association), 2.15%, 4–2–08 (A)	780	**780,000**
TOTAL SHORT-TERM SECURITIES – 0.76%		**$ 3,895,000**
(Cost: $3,895,000)		
TOTAL INVESTMENT SECURITIES – 100.24%		**$511,290,253**
(Cost: $495,558,926)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.24%)		**(1,221,501)**
NET ASSETS – 100.00%		**$510,068,752**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

(B) This security currently pays the stated rate but this rate will increase in the future.

(C) Underlying security in inverse floating rate trust certificates. (See Note 7 to financial statements.)

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MUNICIPAL BOND FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $ 495,559) (Notes 1 and 3)	$511,290
Cash	1
Receivables:	
Interest	7,266
Investment securities sold	3,129
Fund shares sold	813
Prepaid and other assets	50
Total assets	522,549

LIABILITIES

Payable for investment securities purchased	8,075
Trust certificates (Note 7)	2,495
Payable to Fund shareholders	1,626
Accrued distribution fee (Note 2)	105
Accrued shareholder servicing (Note 2)	46
Accrued accounting services fee (Note 2)	12
Payable for interest expense and fees (Note 7)	12
Accrued management fee (Note 2)	7
Accrued service fee (Note 2)	—*
Other	102
Total liabilities	12,480
Total net assets	$510,069

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 74
Additional paid-in capital	509,791
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	906
Accumulated undistributed net realized loss on investment transactions	(16,433)
Net unrealized appreciation in value of investments	15,731
Net assets applicable to outstanding units of capital	$510,069

Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.87
Class B	$6.86
Class C	$6.86
Class Y	$6.87
Capital shares outstanding:	
Class A	73,207
Class B	487
Class C	569
Class Y	4
Capital shares authorized	600,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

MUNICIPAL BOND FUND
For the Six Months Ended March 31, 2008
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$12,186
Expenses (Note 2):	
Investment management fee.	1,335
Service fee:	
Class A	484
Class B	4
Class C	5
Shareholder servicing:	
Class A	216
Class B	4
Class C	5
Class Y	—*
Distribution fee:	
Class A	113
Class B	13
Class C	14
Interest and fees (Note 7)	89
Accounting services fee	70
Audit fees.	25
Legal fees	20
Custodian fees.	10
Other	149
Total	2,556
Less waiver of investment management fee (Notes 2 and 8)	(100)
Total expenses.	2,456
Net investment income	9,730

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	353
Unrealized depreciation in value of investments during the period	(2,976)
Net loss on investments	(2,623)
Net increase in net assets resulting from operations	$ 7,107

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

MUNICIPAL BOND FUND

(In Thousands)   *(Unaudited)*

	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 9,730	$ 20,832
Realized net gain (loss) on investments	353	(2,121)
Unrealized depreciation.	(2,976)	(3,788)
Net increase in net assets resulting from operations.	7,107	14,923
Distributions to shareholders from (Note 1D):[(1)]		
Net investment income:		
Class A	(11,090)	(19,612)
Class B	(61)	(112)
Class C	(64)	(111)
Class Y	(1)	(—)*
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(11,216)	(19,835)
Capital share transactions (Note 5)	7,929	(32,719)
Total increase (decrease)	3,820	(37,631)
NET ASSETS		
Beginning of period.	506,249	543,880
End of period.	$510,069	$506,249
Undistributed net investment income	$ 906	$ 2,392

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 31 - 34.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$6.92	$ 6.99	$7.02	$7.10	$7.09	$7.14
Income (loss) from investment operations:						
Net investment income .	0.13	0.27	0.26	0.25	0.25	0.25
Net realized and unrealized gain (loss) on investments.	(0.03)	(0.08)	(0.03)	(0.08)	0.01	(0.05)
Total from investment operations	0.10	0.19	0.23	0.17	0.26	0.20
Less distributions from:						
Net investment income .	(0.15)	(0.26)	(0.26)	(0.25)	(0.25)	(0.25)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.15)	(0.26)	(0.26)	(0.25)	(0.25)	(0.25)
Net asset value, end of period.	$6.87	$ 6.92	$6.99	$7.02	$7.10	$7.09
Total return[1]	1.51%	2.84%	3.32%	2.43%	3.69%	2.82%
Net assets, end of period (in millions)	$503	$499	$536	$589	$647	$733
Ratio of expenses to average net assets including expense waiver	0.95%[2]	0.95%	0.92%	0.91%	0.90%	0.89%
Ratio of net investment income to average net assets including expense waiver	3.85%[2]	3.99%	3.71%	3.57%	3.50%	3.51%
Ratio of expenses to average net assets excluding expense waiver	0.99%[2]	0.99%	0.92%[3]	0.91%[3]	0.90%[3]	0.89%[3]
Ratio of net investment income to average net assets excluding expense waiver	3.81%[2]	3.95%	3.71%[3]	3.57%[3]	3.50%[3]	3.51%[3]
Portfolio turnover rate	8%	5%	16%	14%	24%	43%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$6.92	$ 6.98	$7.01	$7.10	$7.08	$7.14
Income (loss) from investment operations:						
Net investment income .	0.10	0.21	0.19	0.19	0.18	0.19
Net realized and unrealized gain (loss) on investments.	(0.04)	(0.07)	(0.03)	(0.09)	0.02	(0.06)
Total from investment operations	0.06	0.14	0.16	0.10	0.20	0.13
Less distributions from:						
Net investment income .	(0.12)	(0.20)	(0.19)	(0.19)	(0.18)	(0.19)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.20)	(0.19)	(0.19)	(0.18)	(0.19)
Net asset value, end of period.	$6.86	$ 6.92	$6.98	$7.01	$7.10	$7.08
Total return	0.90%	2.03%	2.37%	1.36%	2.89%	1.80%
Net assets, end of period (in millions)	$3	$4	$4	$5	$6	$7
Ratio of expenses to average net assets including expense waiver	1.87%[1]	1.88%	1.85%	1.82%	1.79%	1.75%
Ratio of net investment income to average net assets including expense waiver	2.92%[1]	3.05%	2.78%	2.66%	2.60%	2.65%
Ratio of expenses to average net assets excluding expense waiver	1.91%[1]	1.92%	1.85%[2]	1.82%[2]	1.79%[2]	1.75%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.88%[1]	3.01%	2.78%[2]	2.66%[2]	2.60%[2]	2.65%[2]
Portfolio turnover rate.	8%	5%	16%	14%	24%	43%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$6.92	$ 6.98	$7.01	$7.10	$7.08	$7.14
Income (loss) from investment operations:						
Net investment income .	0.10	0.21	0.19	0.18	0.18	0.18
Net realized and unrealized gain (loss) on investments.	(0.04)	(0.07)	(0.03)	(0.09)	0.02	(0.06)
Total from investment operations	0.06	0.14	0.16	0.09	0.20	0.12
Less distributions from:						
Net investment income .	(0.12)	(0.20)	(0.19)	(0.18)	(0.18)	(0.18)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.20)	(0.19)	(0.18)	(0.18)	(0.18)
Net asset value, end of period	$6.86	$ 6.92	$6.98	$7.01	$7.10	$7.08
Total return	0.90%	2.00%	2.34%	1.32%	2.87%	1.79%
Net assets, end of period (in millions)	$4	$3	$4	$4	$5	$5
Ratio of expenses to average net assets including expense waiver	1.90%[1]	1.90%	1.89%	1.85%	1.83%	1.77%
Ratio of net investment income to average net assets including expense waiver	2.91%[1]	3.03%	2.74%	2.63%	2.57%	2.63%
Ratio of expenses to average net assets excluding expense waiver	1.94%[1]	1.94%	1.89%[2]	1.85%[2]	1.83%[2]	1.77%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.87%[1]	2.99%	2.74%[2]	2.63%[2]	2.57%[2]	2.63%[2]
Portfolio turnover rate	8%	5%	16%	14%	24%	43%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL BOND FUND
Class Y Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 3-31-08	For the fiscal year ended September 30,				
		2007	2006	2005	2004	2003
Net asset value, beginning of period	$6.92	$ 6.99	$7.02	$7.10	$7.09	$7.14
Income (loss) from investment operations:						
Net investment income .	0.17[2]	0.29[2]	0.28[2]	0.27[2]	0.19[2]	0.26
Net realized and unrealized gain (loss) on investments.	(0.03)[2]	(0.07)[2]	(0.03)[2]	(0.08)[2]	0.08[2]	(0.05)
Total from investment operations	0.14	0.22	0.25	0.19	0.27	0.21
Less distributions from:						
Net investment income .	(0.19)	(0.29)	(0.28)	(0.27)	(0.26)	(0.26)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.19)	(0.29)	(0.28)	(0.27)	(0.26)	(0.26)
Net asset value, end of period.	$6.87	$ 6.92	$6.99	$7.02	$7.10	$7.09
Total return	1.96%	3.17%	3.63%	2.72%	3.92%	3.01%
Net assets, end of period (in thousands)	$30	$29	$4	$4	$4	$10,033
Ratio of expenses to average net assets including expense waiver	0.84%[3]	0.71%	0.62%	0.60%	0.72%	0.72%
Ratio of net investment income to average net assets including expense waiver	4.75%[3]	4.27%	4.03%	3.90%	3.62%	3.59%
Ratio of expenses to average net assets excluding expense waiver	0.88%[3]	0.75%	0.62%[4]	0.60%[4]	0.72%[4]	0.72%[4]
Ratio of net investment income to average net assets excluding expense waiver	4.71%[3]	4.23%	4.03%[4]	3.90%[4]	3.62%[4]	3.59%[4]
Portfolio turnover rate	8%	5%	16%	14%	24%	43%

(1)See Note 5 to financial statements.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Municipal Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide income that is not subject to Federal income tax. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Municipal bonds and the taxable obligations in the Fund's investment portfolio are not listed or traded on any securities exchange. Therefore, municipal bonds are valued using a pricing system provided by a pricing service or dealer in bonds. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, whether taxable or nontaxable, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Original issue discount (as defined in the Internal Revenue Code) and premiums on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. The Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. In addition, the Fund intends to meet requirements of the Internal Revenue Code which will permit it to pay dividends from net investment income, substantially all of which will be exempt from Federal income tax. See Note 4 – Federal Income Tax Matters.

D. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

E. New Accounting Pronouncements – During the year ending September 30, 2008, the Fund instituted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) with the impact of such adoption being recognized on March 31, 2008 in accordance with guidance provided by the Securities and Exchange Commission. FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Fund as there was no liability required for the recognition of unrecognized tax benefits during the year, nor were there any such liabilities to be recorded to the beginning net asset value of the Fund. The Fund is subject to examination by U.S. federal, state and foreign tax authorities for returns filed for years after 2003.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will institute SFAS No. 157 during 2008 and its potential impact, if any, on its financial statements is currently being assessed by management.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Fund will institute SFAS 161 during 2009 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 8), the fee is as follows: 0.485% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. The Fund accrues and pays the fee daily. During the six-month period ended March 31, 2008, the amount of management fee waived (in thousands) due to the reduced rates was $100.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Fund to $0.50 per month per shareholder account. Additional fees may be paid by the Fund to those intermediaries. For Class Y shares, the Fund pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $171,733. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2008, W&R received $794, $864 and $431 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $128,071 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the six-month period ended March 31, 2008, the Fund paid Directors' regular compensation of $22,405, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $48,286,741, while proceeds from maturities and sales aggregated $42,310,019. Purchases of short-term securities aggregated $416,306,481, while proceeds from maturities and sales aggregated $415,361,497. No U.S. government obligations were purchased or sold during the six-month period ended March 31, 2008.

For Federal income tax purposes, cost of investments owned at March 31, 2008 was $490,230,554, resulting in net unrealized appreciation of $13,879,529, of which $18,268,312 related to appreciated securities and $4,388,783 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2007 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$20,880,741
Distributed ordinary income	19,834,905
Undistributed ordinary income*	1,602,586
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	2,949,829
Post-October losses deferred	288,701

*This entire amount was distributed prior to March 31, 2008.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income incurred in the 8 taxable years succeeding the loss for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2010	$10,383,816
September 30, 2014	114,931
September 30, 2015	2,949,829
	$13,448,576

NOTE 5 – Multiclass Operations

The Fund currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. Class Y shares, which are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure, were closed to new and additional investments. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2008	For the fiscal year ended September 30, 2007
Shares issued from sale of shares:		
Class A	5,145	4,836
Class B	18	25
Class C	101	119
Class Y	—	4
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,337	2,351
Class B	8	15
Class C	9	15
Class Y	—*	—*
Shares redeemed:		
Class A	(5,360)	(11,747)
Class B	(58)	(134)
Class C	(55)	(192)
Class Y	(—)	(—)*
Increase (decrease) in outstanding capital shares	1,145	(4,708)
Value issued from sale of shares:		
Class A	$35,641	$ 33,498
Class B	125	175
Class C	706	824
Class Y	—	24
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	9,244	16,277
Class B	56	102
Class C	62	107
Class Y	1	—*
Value redeemed:		
Class A	(37,123)	(81,474)
Class B	(401)	(927)
Class C	(382)	(1,325)
Class Y	(—)	(—)*
Increase (decrease) in outstanding capital	$ 7,929	$(32,719)

*Not shown due to rounding.

NOTE 6 – Futures

The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

NOTE 7 – Inverse Floating Rate Obligations Issued by the Trust

The Fund may invest in inverse floating rate obligations. In this situation, a fixed-rate tax-exempt municipal bond owned by the Fund is transferred to a trust. The trust typically issues two classes of beneficial interests: short-term floating rate trust certificates (trust certificates), which are sold to third party investors, and residual interest certificates, which are generally issued to the Fund which made the transfer.

The transfer of the fixed-rate tax-exempt municipal bond to the trust does not qualify for sale treatment under Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Therefore, this security is presented in the Fund's schedule of investments. Interest income on this underlying security is recorded by the Fund on an accrual basis. The trust certificates are reflected as a Fund liability. Interest expense incurred on the secured borrowing and other expenses related to remarketing, administration and trustee services to the trust are reported as expenses of the Fund. The trust certificates have interest rates that generally reset weekly and their holders have the option to tender certificates to the trust for redemption at par at each reset date.

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

The Waddell & Reed Advisors Funds Family

Global/International Funds
Waddell & Reed Advisors Global Bond Fund
Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Dividend Income Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
Waddell & Reed Advisors Bond Fund
Waddell & Reed Advisors Government Securities Fund
Waddell & Reed Advisors High Income Fund
Waddell & Reed Advisors Municipal Bond Fund
Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
Waddell & Reed Advisors Cash Management

Specialty Funds
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors Retirement Shares
Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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